SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*


                                   Ecolab Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    278865100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             William A. Groll, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                City Place House
                              55 Basinghall Street
                                 London EC2V 5EH
                                 44-207 614 2200

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          This Amendment No. 10 (this "Amendment") amends and supplements the
Schedule 13D filed on December 20, 1989, as previously amended (the "Schedule 13D"), of Henkel KGaA ("KGaA"), HC Investments, Inc. ("HCI") and Henkel Chemie Verwaltungsgesellschaft mbH ("Chemie"), with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Ecolab Inc. ("Ecolab" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.   Purpose of Transaction.

          In connection with the expected refinancing of debt to be incurred to facilitate Henkel's recently announced acquisition of The Dial Corporation ("Dial"), Henkel intends to sell a significant portion or all of its holdings of Common Stock or of its holdings of shares of common stock of The Clorox Company, or a combination of both. Henkel will carefully consider its options in this regard. If Henkel determines to sell any shares of Common Stock, it will announce that decision promptly and will effect an orderly disposition of the shares in accordance with the Amended Stockholder's Agreement previously described in the Schedule 13D and applicable law. If the acquisition of Dial is not completed for any reason, Henkel would not expect to sell any shares of Common Stock at this time.

          Except as set forth herein, Henkel has no current plans or proposals that relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2003

                                       Henkel KGaA



                                       By: /s/ Franz-Josef Acher
                                           ---------------------
                                           Franz-Josef Acher
                                           General Counsel



                                       By: /s/ Thomas-Gerd Kuhn
                                           --------------------
                                           Thomas-Gerd Kuhn
                                           Associate General Counsel


                                       HC Investments, Inc.



                                       By: /s/ James E. Ripka
                                           ------------------
                                           James E. Ripka
                                           Chairman and President


                                       Henkel Chemie Verwaltungsgesellschaft mbH



                                       By: /s/ Thomas-Gerd Kuhn
                                           --------------------
                                           Thomas-Gerd Kuhn
                                           General Manager



                                       By: /s/ Matthias Schmidt
                                           --------------------
                                           Matthias Schmidt
                                           General Manager

                           Exhibit Index

Exhibit 1    Stock Purchase Agreement by and among HC Investments,        (i)
             Inc., Henkel KGaA and Ecolab Inc. dated as of
             December 11, 1989

Exhibit 2    Amendment No. 1 to Stock Purchase Agreement by and           (i)
             among HC Investments, Inc., Henkel KGaA and Ecolab
             Inc. dated as of December 11, 1989

Exhibit 3    Confidentiality Agreement between Henkel KGaA and            (i)
             Ecolab Inc. dated November 13, 1989

Exhibit 4    Press Release issued by Ecolab Inc. and Henkel KGaA on       (i)
             December 11, 1989

Exhibit 5    Amendment No. 2 to Stock Purchase Agreement by and          (ii)
             among HC Investments, Inc., Henkel KGaA and Ecolab
             Inc. dated as of September 11, 1990

Exhibit 6    Umbrella Agreement by and between Henkel KGaA and           (ii)
             Ecolab Inc. dated as of September 11, 1990

Exhibit 7    Joint Venture Agreement by and between Henkel KGaA and      (ii)
             Ecolab Inc. dated as of September 11, 1990

Exhibit 8    Stockholder's Agreement between Henkel KGaA and Ecolab      (ii)
             Inc. dated as of September 11, 1990

Exhibit 9    Amendment No. 3 to Stock Purchase Agreement by and         (iii)
             among HC Investments, Inc., Henkel KGaA and Ecolab
             Inc. dated as of March 8, 1991

Exhibit 10   First Amendment to the Umbrella Agreement by and           (iii)
             between Henkel KGaA and Ecolab Inc. dated as of March
             8, 1991

Exhibit 11   First Amendment to the Joint Venture Agreement by and      (iii)
             between Henkel KGaA and Ecolab Inc. dated as of March
             8, 1991

Exhibit 12   First Amendment to the Stockholder's Agreement between     (iii)
             Henkel KGaA and Ecolab Inc. dated as of March 8, 1991

Exhibit 13   Amended and Restated Umbrella Agreement by and between      (iv)
             Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 14   Amended and Restated Joint Venture Agreement by and         (iv)
             between Henkel KGaA and Ecolab Inc. dated as of June
             26, 1991

Exhibit 15   Amended and Restated Stockholder's Agreement between        (iv)
             Henkel KGaA and Ecolab Inc. dated as of June 26, 1991

Exhibit 16   Press Release issued by Ecolab Inc. and Henkel KGaA on      (iv)
             July 11, 1991

Exhibit 17   Amendment No. 1 to Amended and Restated Stockholder's        (v)
             Agreement between Henkel KGaA and Ecolab Inc. dated as of June 30, 2000

Exhibit 18   Master Agreement, dated as of December 7, 2000,              (v)
             between Ecolab Inc. and Henkel KGaA

Exhibit 19   Form of Amended Stockholder's Agreement                      (v)

Exhibit 20   Purchases of Common Stock from December 14, 2000            (vi)
             through October 5, 2001

Exhibit 21   Purchases of Common Stock from October 9, 2001 through     (vii)
             November 23, 2001

Exhibit 22   Agreement to be Bound by Chemie dated as of December      (viii)
             31, 2002

----------------------

(i) Previously filed as an Exhibit to the Schedule 13D on December 20, 1989.

(ii)   Previously filed as an Exhibit to Amendment No. 2 to the
       Schedule 13D on September 17, 1990.

(iii)  Previously filed as an Exhibit to Amendment No. 3 to the
       Schedule 13D on March 15, 1991.

(iv)   Previously filed as an Exhibit to Amendment No. 4 to the
       Schedule 13D on July 16, 1991.

(v)    Previously filed as an Exhibit to Amendment No. 5 to the
       Schedule 13D on December 15, 2000.

(vi)   Previously filed as an Exhibit to Amendment No. 6 to the
       Schedule 13D on October 9, 2001.

(vii)  Previously filed as an Exhibit to Amendment No. 7 to the
       Schedule 13D on November 26, 2001.

(viii) Previously filed as an Exhibit to Amendment No. 9 to the
       Schedule 13D on January 8, 2003